SECURITAS

File No. 82-34719

Press Release from Securitas AB

November 9, 2007

Securitas to acquire security services company in India

As part of the strategy to grow the business in Asia, Securitas has agreed to acquire 49 percent of the shares in the Indian security services company Walsons. The purchase price is approximately MSEK 107 (MINR 670).

Walsons, which was established in 1996, is the fourth largest national security services company in India and has annual sales of approximately MSEK 76 (MINR 475). The company has 6 500 employees and is located in nine regions in India. Walsons has a high quality contract portfolio with a majority of the business within the IT, insurance and finance sectors.

The Indian security services market is estimated to be worth about 3 000 MSEK and is expected to grow by at least 20 percent annually in the coming five years.

- The acquisition of 49 percent of Walsons, which is a fast growing high quality security services company, will give us a strong foothold in the fast growing Indian security services market and also the possibility to service our multinational clients in India in the best possible way, says Securitas President and CEO Alf Göransson.

This press release is also available at: www.securitas.com

Information:

Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Dlw 11/29

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

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